40-33

WILMERHALE

James R. Burns

+1 202 663 6498 (t)
+1 202 663 6363 (f)
james.burns@wilmerhale.com

By Messenger

August 7, 2007

Filing Desk
U.S Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0104

RE: Section 33 filing on behalf of Lord Abbett Bond Debenture Fund, Inc.
1940 Act File No. 811-2145
1933 Act File No. 2-38910

Dear Sir or Madam:

Pursuant to the requirements of Section 33 of the Investment Company Act of 1940, as amended, and Rule 0-2 thereunder, we are filing five (5) copies of a complaint filed against the above-referenced registrant. If you should have any questions related to this filing, please do not hesitate to contact me.

Sincerely yours,

James R. Burns

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
GALVESTON DIVISION

LANDRY'S RESTAURANTS, INC., Plaintiff, v. POST ADVISORY GROUP, LLC and LORD ABBETT BOND-DEBENTURE FUND, INC., Defendants, and U.S. BANK NATIONAL ASSOCIATION, solely in its capacity as Indenture Trustee on behalf of all Holders of Landry's Restaurants, Inc.'s 7.50% Senior Notes Due 2014, Nominal Defendant.	§ §	NO. G-07-406

TEMPORARY RESTRAINING ORDER

This matter is presently before the Court on Plaintiff Landry's Restaurants, Inc.'s verified complaint and application for temporary restraining order ("TRO"). On August 1, 2007, Plaintiff filed this action against Defendants Post Advisory Group, LLC, Lord Abbett Bond-Debenture Fund, Inc., and Nominal Defendant U.S. Bank National Association solely in its capacity as Indenture Trustee on behalf of all holders of Landry's Restaurants, Inc.'s 7.50% senior notes due 2014 (the "Senior Notes") issued by Landry's pursuant to an indenture dated December 28, 2004 (the "Indenture") ("U.S. Bank" or the "Trustee") seeking a TRO, temporary and permanent injunction, and declaratory judgment and bringing breach of contract, tortious interference, and business disparagement causes of action.

TRUE COPY I CERTIFY
ATTEST:
MICHAEL N. MILBY, CLERK
By [signature] Deputy Clerk

The Court has reviewed and considered Plaintiff's application for TRO and all matters of record in connection therewith including Plaintiff's verified complaint. After careful consideration, the Court hereby finds as follows:

1. This application for a TRO was heard ex parte because until preliminary discovery has been conducted, it is impossible for Plaintiff to notify all of the noteholders.

2. The Court may issue a TRO when the moving party shows that: (a) there is a substantial likelihood that the movant will ultimately prevail on the merits at trial; (b) the movant will suffer immediate and irreparable injury, loss, or damage unless the injunction issues; (c) the threatened injury to the movant outweighs whatever damage the proposed injunction may cause the opposing parties; and (d) issuance of the injunction will not be adverse to the public interest.

3. The Court finds that Plaintiff has satisfied the standard above for a TRO. First, Plaintiff has presented evidence that they will suffer immediate and irreparable harm in the absence of a restraining order. Second, Plaintiff has demonstrated a substantial likelihood of success on the merits of its claims. Third, the threatened injury to Plaintiff outweighs the harm to Defendants if the TRO issues. Last, the TRO will not disserve the public interest.

WHEREFORE, for the foregoing reasons, pursuant to Rule 65(b) of the Federal Rules of Civil Procedure,

IT IS HEREBY ORDERED that during the pendency of this temporary restraining order, Defendants Post Advisory Group, LLC, Lord Abbett Bond-Debenture Fund, Inc., and Nominal Defendant U.S. Bank National Association are enjoined and ordered as follows:

a. U.S. Bank is to immediately withdraw the Notice of Acceleration sent by US Bank on our about July 24, 2007 to Landry's Restaurants, Inc. and certain of its

Subsidiary Guarantors and notify all known holders of the Senior Notes that the Notice of Acceleration has been withdrawn pursuant to this Court's order;

b. All holders of the Senior Notes, including but not limited to Post Advisory Group, LLC, Lord Abbett Bond-Debenture Fund, Inc., and U.S. Bank, are enjoined and restrained from taking any direct or indirect action predicated on the basis that the Senior Notes have been accelerated;

c. All holders of the Senior Notes, including but not limited to Post Advisory Group, LLC, Lord Abbett Bond-Debenture Fund, Inc., and U.S. Bank, are enjoined and restrained from directly or indirectly communicating to any third-party person or entity that (i) the Senior Notes have been accelerated, or (ii) that Plaintiffs are not paying their debts as they come due.

d. U.S. Banks is to immediately notify all known owners of the Senior Notes as to the substance of the prohibited activities contained in this Order, and provide each such owner a copy of this Order; and

e. In addition, within one business day of receipt of this TRO, U.S. Bank is to provide Plaintiff with a complete list of all known owners of the Senior Notes to assist in ensuring compliance with this Court's Order.

FURTHER ORDERED that Plaintiff's application for a temporary injunction be heard on the 16th day of August, 2007, at 10:00 o'clock, A.m., in the United States District Court for the Southern District of Texas, Galveston Division, and there and then to show cause, if any there by, why a temporary injunction should not be issued as requested by Plaintiff. The Clerk of the Court is hereby directed to issue a Show Cause Notice to Defendants to appear at the temporary injunction hearing. Hearing to be four (4) hours; each side will have two (2) hours.

The Clerk of the above-entitled Court shall forthwith on the filing of the Bond hereinafter required and on approving the same, according to the law, issue a temporary restraining order in conformity with the law and the terms of this order. This order shall not be effective unless and until Plaintiff executes and files with the Court a bond in conformity with the law in the amount of $ 100,000.00; 10% cash surety.

This order expires on Aug. 16, 2007 at 5:00 p.m. ~~2007~~.

Signed this 1st day of August, 2007, at 4:30 o'clock, p.m., in Galveston Texas.

JUDGE PRESIDING

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
GALVESTON DIVISION

LANDRY'S RESTAURANTS, INC., Plaintiff,	§	
v.	§	
POST ADVISORY GROUP, LLC and LORD ABBETT BOND-DEBENTURE FUND, INC., Defendants,	§	NO. ______________
and	§	
U.S. BANK NATIONAL ASSOCIATION, solely in its capacity as Indenture Trustee on behalf of all Holders of Landry's Restaurants, Inc.'s 7.50% Senior Notes Due 2014, Nominal Defendant.	§	

PLAINTIFF LANDRY'S RESTAURANTS, INC.'S VERIFIED ORIGINAL COMPLAINT AND APPLICATION FOR TEMPORARY RESTRAINING ORDER

Plaintiff Landry's Restaurants, Inc. ("Landry's" or the "Company") files this original complaint and application for temporary restraining order against Post Advisory Group, LLC ("Post") and Lord Abbett Bond-Debenture Fund, Inc. ("Lord Abbett") (collectively, "Defendants"); and, as nominal defendant, U.S. Bank National Association (the "Trustee" or "U.S. Bank"), solely in its capacity as Indenture Trustee[1] on behalf of all holders of Landry's Restaurants, Inc.'s 7.50% senior notes due 2014 (the "Senior Notes") issued by Landry's pursuant to an indenture dated December 28, 2004 (the "Indenture") and alleges as follows:

---

1 U.S. Bank is successor to Wachovia Bank, National Association as Indenture Trustee.

I. Introduction

1. This action arises from an attempt by opportunistic hedge funds to distort the plain language of Landry's Indenture to manufacture grounds for a technical default that would allow them to reap an extraordinary and unmerited windfall from Landry's good faith effort to provide its stockholders and noteholders with accurate financial information.

2. From the outset, these Defendants have embarked on a scheme designed solely to maximize their short-term financial gain at the expense of Landry's, its stockholders, and the investing public. Defendants' plan appears to be an effort to improperly accelerate the Senior Notes so that they and those working with them could ultimately sell their Senior Notes at a substantial profit in the open market, once they extort "renegotiated" interest payments and other concessions from the Company.

3. The Trustee's defective notices of default and acceleration notwithstanding, Landry's has made every required payment due under the Indenture. There has been no material breach of any of Landry's obligations under the Indenture. Despite this fact, the Trustee, apparently at the urging of Defendants, served a notice claiming that Landry's was in default because Landry's allegedly failed to provide reports that are required for "information purposes only." Indenture, attached as Ex. 1, at § 4.02(c).

4. The Indenture requires that Landry's furnish to the Trustee—within the time periods specified by the Securities and Exchange Commission's (the "SEC" or the "Commission") rules and regulations—all quarterly and annual financial information required to be contained on Forms 10-Q, 10-K, and 8-K. *Id.* at § 4.02. The Indenture does not impose on Landry's any independent requirement that it file those reports or abstain from seeking additional time to file its financial reports.

5. Landry's properly delayed the filing of its Form 10-K by submitting a Form 12b-25 with the SEC on March 16, 2007. Form 12b-25 dated March 16, 2007, attached as Ex. 2, at 2. Form 12b-25 bestows an automatic 15-day extension on filers who would not otherwise be capable of filing without unreasonable effort or expense. Accordingly, while a delayed SEC filing may have consequences for Landry's under SEC rules, it would not comprise a default under the Indenture.

6. Despite the fact that Landry's had neither missed a single payment nor committed any material breach of the Indenture, and despite the further fact that the 15-day extension period allowed by the filing of the Form 12b-25 had not expired, the Trustee, by letter agreement dated March 20, 2007, issued a Notice of Default. The Trustee's basis for asserting a default was that Landry's had failed to timely file its Form 10-K annual report for the fiscal year 2006 (the "10-K"). Letter from U.S. Bank to Landry's dated March 20, 2007, attached as Ex. 3, at 2. This Notice of Default was defective, however, because it was sent during the time period allowed by the Rule 12b-25 extension. Nevertheless, relying on its defective Notice of Default, the Trustee purported to accelerate the entire debt by notice dated July 24, 2007. Letter from U.S. Bank to Landry's dated July 24, 2007, attached as Ex. 4, at 2.

7. On information and belief, the Trustee has taken this unreasonable position at the behest of Post and Lord Abbett—both recent holders of Senior Notes, eager to void the bargain struck with Landry's in the 2004 Indenture so as to take advantage of tightening credit market conditions.[2]

---

2 On information and belief, Post and Lord Abbett have purported to form an "Ad Hoc Committee" of Landry's bondholders (the "Ad Hoc Committee"). They announced the Ad Hoc Committee's formation after close of the market on July 26, 2007.

8. To get to this result, Defendants have intentionally and materially breached the terms of the Indenture or, in the alternative, tortiously interfered with Landry's business relations, disparaged the Company, and attempted to saddle the Company with new obligations in violation of the Trust Indenture Act of 1939.

9. As a result, Landry's continues to suffer irreparable economic harm from Defendants' continuing threats of future improper actions. Therefore, Landry's respectfully seeks immediate and temporary injunctive relief to preserve the status quo while this litigation ensues. Among other things, the requested injunction would afford the Company a measure of relief from the uncertainty and controversy that presently exist with respect to the parties' respective rights and obligations under the Indenture.

II. Jurisdiction and Venue

10. This Court has jurisdiction over Landry's claim for declaratory relief pursuant to 28 U.S.C. § 1331 because the action arises under the Trust Indenture Act, 15 U.S.C. §§ 77nnn (West 2007). It has supplemental jurisdiction over Landry's state law claims arising out of the same nucleus of operative facts under 28 U.S.C. § 1367.

11. In addition, this Court has jurisdiction over this action based on diversity of citizenship among the parties in that the Defendants in this actions are diverse in citizenship from Plaintiff, and the amount in controversy exceeds $75,000, exclusive of interests and costs, as required under 28 U.S.C. §§ 1332.

12. Venue is proper under 28 U.S.C. §§ 1391(a) and (b) because many of the acts and transactions giving rise to this action occurred in this District.

III. Parties

13. Plaintiff Landry's Restaurants, Inc. is a national, diversified restaurant hospitality and entertainment company employing more than 28,000 employees and principally engaged in the ownership and operation of full-service, casual dining restaurants. Landry is duly organized as a corporation existing under the laws of the State of Delaware, with its principal place of business in Houston, Texas. Its common stock is registered with the SEC pursuant to Section 12(d) of the Exchange Act, 15 U.S.C. §78*l*(b), and it is listed and traded on the New York Stock Exchange.

14. Defendant Post is a hedge fund with $9.0 billion in assets. Post is organized as a limited liability company under the laws of California with its principal place of business at 11755 Wilshire Blvd., Suite 1400, Los Angeles, California. It may be served through its registered agent Lawrence A. Post at its principal place of business.

15. Defendant Lord Abbett is a mutual fund with $7.6 billion in assets. This corporation is organized under the laws of Maryland with its principal place of business at 7 St. Paul Street, Suite 1660, Baltimore, Maryland. It may be served through its registered agent The Prentice-Hall Corporation System, MA at its principal place of business.

16. Landry's reserves the right to amend this complaint to include as Defendants those acting in concert with Defendants named herein.

17. Nominal Defendant U.S. Bank is a corporation organized under the laws of Colorado. Its principal place of business is 800 Nicollet Mall, Minneapolis, Minnesota. It can be served through the Corporation Company at 1675 Broadway, Suite 1200, Denver, Colorado.

IV. Facts

18. On December 28, 2004, Landry's, as issuer, entered the Indenture, pursuant to which Landry's completed a public offering of $400 million in 7.5% Senior Notes due 2014. Indenture at 1.

19. Section 4.02 of the Indenture requires Landry's to provide certain information and reports to the Trustee, including:

> (a) [T]he Company shall furnish to the Trustee, with the time periods specified in the Commission's rules and regulations:
>
> (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms ...; and
>
> (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.
>
> [T]he Company shall file a copy of all of the information and reports . . . within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) ....

Indenture at § 4.02(a) (emphasis added). The Indenture states that these requirements are for informational purposes only:

> Delivery of such reports, information, and documents to the Trustee pursuant to this Section 4.02 is for informational purposes only ....

Id. at § 4.02(c).

20. The Trust Indenture Act is incorporated in the Indenture by reference. *See id.* at §§ 1.03, 13.01. As with the Indenture itself, the Trust Indenture Act requires an issuer of notes to make certain periodic reports to the indenture trustee. *See* 15 U.S.C. §§ 777nnn. Specifically, the issuer must

> file with the indenture trustee copies of the annual reports and of the information, documents, and other reports ... which such obligor is required to file with the

> Commission pursuant to [Section 13 or 15(d) of the Securities Exchange Act of 1934] ....

Id. § 777nnn(a)(1) (emphasis added).[3]

21. Therefore, under the plain language of both Section 4.02 of the Indenture and Section 77nnn of the Trust Indenture Act, Landry's is required to provide the Trustee with copies of the annual reports, information, documents, and other reports that Landry's has filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Neither the Indenture nor the Trust Indenture Act restrict Landry's rights to delay an SEC filing, provided that the Company adheres to the procedure set forth by the SEC.

22. On March 16, 2007, Landry's timely filed a Form 12b-25, which stated that the Company's board would delay the filing of its Form 10-K for the year ended December 31, 2006 due to the volume of data subject to the Company's ongoing, voluntary internal review of its stock option program. Form 12b-25 at 2.

23. Four days later, the Trustee sent Landry's a Notice of Default claiming that the Company was in default for failing to timely file its Form 10-K with the SEC or the Trustee. Letter from U.S. Bank to Landry's dated March 20, 2007, attached as Ex. 3, at 2.

24. In its letter, the Trustee attempted to impose on the Company a new requirement: that it serve a Form 10-K *on the Trustee* even if it made a Form 12b-25 filing to extend its deadline as to the SEC:

> As of this date, the Company has not filed a copy of the Form 10-K with the Commission or with the Trustee. Accordingly, the Trustee hereby notifies the Company that a default occurred under Section 6.01(4) of the Indenture.

---

[3] Insofar as any provision of the Indenture "limits, qualifies, or conflicts" with the duties imposed by operation of the Trust Indenture Act, "the imposed duties shall control." Indenture at § 13.01. Therefore, the Company's obligations under the Trust Indenture Act supersede its requirements under Section 4.02(a) to the extent there is any conflict between the two provisions.

Id. at 1. The Trustee further claimed that the alleged default would ripen into an Event of Default under the Indenture if it was not cured within 30 days of the Notice of Default. *Id.*

25. Despite the Trustee's claims to the contrary, Section 6.01(4) of the Indenture does not itself create any new obligation on the Company. Instead, it defines "Event of Default" to include "failure by the Company ... for 30 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal ... outstanding to comply with any of the other agreements in this Indenture." Indenture at § 6.01(4). As previously discussed, the Company is not in violation of § 4.02(a) for failure to furnish the Trustee with its 10-K if the time period specified in the SEC rules and regulations had not yet elapsed.

26. Accordingly, on March 23, 2007, Landry's responded to the Trustee, stating that no default had occurred because by filing a Form 12b-25 extension with the SEC, its Form 10-K, if filed during the 15-day extension period, would be deemed filed "within the time periods specified in the Commission's rules and regulations" as required under Section 4.02(a) of the Indenture. *See* Letter from Haynes and Boone, LLP to U.S. Bank dated March 23, 2007, attached as Ex. 5.

27. Relying on its untimely and ineffective Notice of Default, the Trustee, on July 24, 2007, sent Landry's a Notice of Acceleration declaring the Notes due and demanding immediate payment. Letter from U.S. Bank to Landry's dated July 24, 2007, attached as Ex. 4, at 2. The notice declared the entire balance of the Senior Notes due and demanded immediate payment pursuant to the "direction of a majority of Note Holders." *Id.*

28. Such actions constitute a blatant and intentional violation of the Indenture, tortious interference with the Company's business relations, business disparagement, and

violation of the Trust Indenture Act, which has caused Landry's to suffer damages potentially in the tens of millions of dollars. Among other things, these damages include:

- Lower credit ratings. Credit rating agencies such as Standard & Poors and Moody's have cut the Company's credit rating, which has the potential to substantially increase its cost of capital. Landry's non-indentured bank creditors have approached the Company to increase its fees and rates, which will substantially increase its cost of doing business.
- Decreased stock value. The pretense that Landry's has "defaulted" on the Indenture has materially misled holders of Landry's equity and debt, thus corrupting the proper operation of the marketplace. It has also adversely affected the price of Landry's stock.
- Attorney's fees. Landry's has incurred, and will continue to incur, substantial legal costs and expenses in attempting to respond to and resolve Defendants' wrongful scheme.

If Landry's is unable to agree on new terms for its non-indentured credit, it would suffer irreparable injury.

29. Further, after close of the securities markets on July 27, 2007, the alleged Ad Hoc Committee of noteholders announced its formation. The Ad Hoc Committee has attempted to initiate negotiations with Landry's on issues related to the Indenture. The Ad Hoc Committee's formation and activities violate the Indenture.

30. Section 6.06 of the Indenture provides that:

> No Holder of any Notes shall have any right to institute any proceeding, judicial or otherwise, or for appointment of a receive or trustee or pursue any remedy under this Indenture, unless:
>
> (1) such Holder has previously given written notice to the Trustee of a continuing Event of Default;
>
> (2) the Holders of not less than 25% in aggregate principal amount of the outstanding Notes have made written request to the Trustee to pursue such remedy, including, if applicable, to institute proceedings in respect of such Event of Default in its own name as Trustee under this Indenture;

(3) such Holder or Holders have offered to the Trustee reasonable indemnity and security satisfactory to the Trustee against the costs, expense and liabilities to be incurred in compliance with such request;

(4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such requested proceeding; and

(5) no direction inconsistent with such written request has been given to the Trustee during such 60 day period by the Holders of a majority in aggregate principal amount of the outstanding Notes.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over other Holders.

31. Post, Lord Abbett, and other members of the purported Ad Hoc Committee, if any, have failed to satisfy the requirements of § 6.06 before taking unilateral action against Landry's. Accordingly, Post and Lord Abbett, and other members of the purported Ad Hoc Committee, if any, have breached the Indenture.

32. Further, Defendants' announcement and continued activities risk immediate and irreparable harm to Landry's business reputation and credit rating. Post and Lord Abbett should be enjoined from taking further action in violation of the Indenture.

V. Causes of Action

A. Declaratory judgment.

33. Landry's repeats and realleges paragraph 1 through 32 as if fully set forth herein.

34. The plain language of Section 4.02(a) of the Indenture requires Landry's only to furnish the Trustee with copies of certain annual reports, information, documents, and other reports within the time period specified in the SEC's rules and regulations.

35. Similarly, the Trust Indenture Act requires Landry's only to file with the Trustee copies of the annual reports, information, documents, and other reports that Landry's files with the SEC pursuant to Sections 13 and 15(d) of the Exchange Act. 15 U.S.C. § 77nnn(a)(1).

36. Having sought an extension by filing a Form 12b-25, Landry's had no obligation to furnish the Trustee with its Form 10-K. Thus, the Trustee's Notice of Default was issued without cause and was ineffective. As a result, the Notice of Acceleration, which is based on the Notice of Default, is likewise flawed and lacks legal effect. By improperly accelerating the Senior Notes despite not complying with the required procedure, Defendants have breached their obligations under the Indenture.

37. The declaratory relief sought in this action will clarify and settle the legal relations between the parties and thus afford relief from the uncertainty and controversy that presently exist with respect to the parties' respective rights and obligations under the Indenture.

38. Pursuant to 28 U.S.C. § 2201, Landry's is entitled to a declaratory judgment that it is not in default under the Indenture and that the Trustee's Notice of Default and Notice of Acceleration are rendered ineffective.

B. **Breach of contract.**

39. Landry's repeats and realleges paragraph 1 through 38 as if fully set forth herein.

40. On December 28, 2004, the Company and the Trustee executed a valid and enforceable written indenture agreement, subject to the default provisions described in § 6.01. By holding Senior Notes, Defendants are parties to the Indenture.

41. As previously discussed, the Notice of Default for the purported technical "default" was irredeemably flawed. Having sought an extension by filing a Form 12b-25, Landry's had no obligation to file its Form 10-K with the Trustee, and thus the Notice of Default was in error. As a result, the Notice of Acceleration, which is based on the Notice of Default, is likewise flawed and thus lacks legal effect. By improperly accelerating the Senior Notes despite not complying with the required procedure, Defendants have breached the Indenture.

42. Defendants' breach has caused the Company substantial injury and damages. Plaintiff seeks damages and declaratory relief.

C. **Tortious interference with business relations.**

43. Landry's repeats and realleges paragraph 1 through 42 as if fully set forth herein.

44. As described above, the Company and the Trustee executed a valid and enforceable written indenture agreement. The Company also has valid and enforceable agreements with its non-indentured lenders.

45. Defendants' willful and intentional conduct as describe herein has interfered with the Company's contracts with its non-indentured creditors. In addition, to the extent Defendants are not parties to the Indenture, Defendants willful and intentional conduct as described herein has tortiously interfered with that contract as well.

46. Such inference is a proximate cause of damages, including but not limited to damage to the Company's credit rating that has forced it to renegotiate the interest rates in its existant credit arrangements in a manner that directly benefits holders of Senior Notes.

47. As a proximate cause of Defendants' improper conduct, the Company has suffered substantial injury and damages. Plaintiff seeks damages and declaratory relief. Landry's seeks exemplary damages against Post and Lord Abbett for those injuries and damages caused by their fraud, malice, gross negligence, and unlawful conduct.

D. **Business disparagement.**

48. Landry's repeats and realleges paragraph 1 through 47 as if fully set forth herein.

49. On information and belief, Defendants urged the Trustee to issue a false Notice of Default and, later, a false Notice of Acceleration. Defendants proposed these Notices with knowledge that they were false.

50. Knowing that the Company would be obligated to disclose the content of these notices, Defendants purposefully and with malice prevailed upon the Trustee to send these notices in a bid to cause economic harm to the Company.

51. As a proximate cause of Defendants' improper conduct, the Company has suffered substantial injury and damages. Plaintiff seeks damages and declaratory relief. The Company is entitled to exemplary damages because Defendants acted with gross negligence, malice, and a specific intent to cause injury to Plaintiff.

E. <u>Application for temporary restraining order.</u>

52. Landry's repeats and realleges paragraph 1 through 51 as if fully set forth herein.

53. Landry's asks the Court to enter a temporary restraining order prohibiting Defendants from accelerating the Senior Notes until after the Court rules on its temporary injunction. The Company further requests that the Court require that Trustee take no action on the Indenture (other than in the event of a payment default under the Indenture) and that it be further required to contact holders of Senior Notes so as to instruct them not to take action on the Indenture because the Senior Notes are no longer accelerated. Specifically, Landry's requests that the Court enter an order as follows:

a. U.S. Bank is to immediately withdraw the Notice of Acceleration sent by US Bank on our about July 24, 2007 to Landry's Restaurants, Inc. and certain of its Subsidiary Guarantors and notify all known holders of the Senior Notes that the Notice of Acceleration has been withdrawn pursuant to this Court's order;

b. All holders of the Senior Notes, including but not limited to Post Advisory Group, LLC, Lord Abbett Bond-Debenture Fund, Inc., and U.S. Bank, are enjoined and restrained from taking any direct or indirect action predicated on the basis that the Senior Notes have been accelerated;

c. All holders of the Senior Notes, including but not limited to Post Advisory Group, LLC, Lord Abbett Bond-Debenture Fund, Inc., and U.S. Bank, are enjoined and restrained from directly or indirectly communicating to any third-party person or entity that (i) the Senior Notes have been accelerated, or (ii) that Plaintiff is not paying its debts as they come due.

d. U.S. Banks is to immediately notify all known owners of the Senior Notes as to the substance of the prohibited activities contained in this Order, and provide each such owner a copy of this Order

54. If Plaintiff's application is not granted, it will suffer imminent and irreparable harm before notice and hearing can occur on its request for a temporary injunction. The harm is imminent because the Company may not be able to renegotiate the terms now sought by its creditors. It is irreparable because if Landry's is unable to agree on new terms for its non-indentured credit, it would suffer irreparable injury.

55. Plaintiff has no other adequate remedy at law, as there is no other viable means of preventing Defendant from altering the status quo. Injunctive relief is the only adequate remedy available.

56. The balance of the equities favors issuance of this temporary restraining order. Defendants will suffer no monetary harm from a wrongful injunction, while Plaintiff's interests will be immediately and irreparably harmed if a temporary restraining order is not entered.

57. Plaintiff is willing to post a bond as may be required by the Court.

F. <u>Request for temporary injunction.</u>

58. Landry's repeats and realleges paragraph 1 through 57 as if fully set forth herein.

59. It is probable that the Company will prevail at trial on its claim against Defendants for breach of contract or, in the alternative, tortious interference with business relations, business disparagement, and violation of the Trust Indenture Act.

60. Plaintiff asks the Court to set his application for temporary injunction for a hearing and, after the hearing, issue a temporary injunction against Defendants.

G. <u>Request for permanent injunction.</u>

61. Landry's repeats and realleges paragraph 1 through 60 as if fully set forth herein.

62. Landry's asks the Court to set its application for permanent injunction for a full trial on the merits, and, after the trial, issue a permanent injunction against Defendants prohibiting them from moving to accelerate the Senior Notes.

H. <u>Request for discovery order.</u>

63. Landry's requests that the Trustee provide it with a complete list of all known owners of the Senior Notes immediately.

WHEREFORE, Landry's respectfully requests for the relief set forth herein, the costs and disbursements of this proceeding, together with reasonable attorneys' fees, and such further relief that the Court may consider just and proper.

DATED: August 1, 2007

Respectfully submitted,

By: ______________________

Anthony G. Buzbee
Attorney-in-Charge
THE BUZBEE LAW FIRM
1910 Ice & Cold Storage Building
104 21st Street
Galveston, Texas 77550
Tel.: 409.762.5393
Fax: 409.762.0538

ATTORNEYS FOR PLAINTIFF
LANDRY'S RESTAURANTS, INC.

OF COUNSEL:

George W. Vie III
MILLS SHIRLEY L.L.P.
2228 Mechanic Street, Suite 400
P. O. Box 1943
Galveston, Texas 77553-1943
Tel.: 409.763.2341
Fax: 409.763.2879

J. Wiley George
Charles B. Hampton
ANDREWS KURTH LLP
600 Travis, Suite 4200
Houston, Texas 77002
Tel.: 713.220.3938
Fax: 713.220.3943

Michael T. Powell
Patricia L. Casey
Odean L. Volker
HAYNES AND BOONE, LLP
1 Houston Center
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Tel.: 713.547.2000
Fax: 713.547.2600

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
GALVESTON DIVISION

LANDRY'S RESTAURANTS, INC.,	§	
	§	
Plaintiff,	§	
	§	
v.	§	
	§	
POST ADVISORY GROUP, LLC and LORD ABBETT BOND-DEBENTURE FUND, INC.,	§	
	§	
Defendants,	§	NO. ______________
	§	
and	§	
	§	
U.S. BANK NATIONAL ASSOCIATION, solely in its capacity as Indenture Trustee on behalf of all Holders of Landry's Restaurants, Inc.'s 7.50% Senior Notes Due 2014,	§	
	§	
Nominal Defendant.	§	

VERIFICATION OF STEVEN L. SCHEINTHAL

STATE OF TEXAS	§
	§
HARRIS COUNTY	§

BEFORE ME, the undersigned notary public, on this day personally appeared the undersigned, who being duly sworn by me, stated under oath:

My name is Steven L. Scheinthal. I am over the age of 21 and competent to make this affidavit. I have reviewed the information set forth in my application for a temporary restraining order. The facts contained therein are true and correct and within my personal knowledge. Further Affiant sayeth not.

[signature]
Steven L. Scheinthal

SUBSCRIBED AND SWORN to before me on the 1st day of August, 2007.

MARC PAUL NEWMAN
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
SEPT. 5, 2010

[signature]
Notary Public in and for the State of Texas

END